

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2021

Alex Tarrabain
Chief Financial Officer
CEN Biotech, Inc.
300-3295 Quality Way
Windsor, Ontario N8T 3R9

      Re: CEN Biotech, Inc.
          Form 10-K for the fiscal year ended December 31, 2020
          File No. 0-5557
          Filed March 12, 2021

Dear Mr. Tarrabain:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences